
07007417

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moloney Securities Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13537 Barrett Parkway Drive, Suite 300
(No. and Street)

Manchester	MO	63021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. John Moloney — 314-909-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(*Name – if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301, St. Louis, MO 63141
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E. John Moloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moloney Securities Co. Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MARY L.
Notary Public
Missouri
My Comm
Oct. 4, 2007
#03486645

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **(Cash Flow)**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



February 22, 2007

To the Stockholders and
Board of Directors
Molony Securities Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc. (an S Corporation) as of December 31, 2006, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moloney Securities Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd, Franz & Stephans LLP

MOLONEY SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$ 184,636
Commissions receivable - brokerage		336,354
Commissions receivable - other		142,387
Employee advances		132,092
Due from officers		342,499
Prepaid expenses		20,511
Deposits		104,646
Total assets		$ 1,263,125

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 114,638
Commissions payable		548,587
Other payables		2,449
Accrued interest		5,324
Total liabilities		$ 670,998
Borrowings subordinated to claims of general creditors (Note 9)		298,479
Stockholders' equity:		
Common stock without par value; authorized 30,000 shares; issued and outstanding 1,000 shares at stated value	$ 230,000	
Paid-in capital	200,209	
Less shares of Treasury Stock, at cost	(45,000)	
Retained earnings (deficit)	(91,561)	
Total stockholders' equity		293,648
Total liabilities and stockholders' equity		$ 1,263,125

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 1: Description of Business -

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker-dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to two broker-dealers who carry such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

Note 2: Concentrations of Credit Risk -

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles necessarily required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

Note 4: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and net capital requirements of approximately $68,253 and $50,000, respectively. The Company's net capital ratio was 9.83 to 1.

Note 5: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 6: Leases -

The Company occupies its St. Louis premises under a six year lease expiring April 30, 2011. The lease term for the Kansas City premises expires December 31, 2012. The lease term for the Denver office expires December 31, 2008. Minimum future rental payments based on the renewal of leased office space for the succeeding five years is as follows:

2007	$ 386,926
2008	392,357
2009	396,834
2010	403,881
2011	407,097

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2006, was approximately $215,844.

Rental expense for the year ended December 31, 2006, was approximately $174,695 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

The Company has entered into a thirty month automobile lease from June 2006 to December 2008 with a monthly rental expense of $539.81 and has entered into a 48 month automobile lease from March 9, 2005, to March 9, 2009, with a monthly rental expense of $650.43.

Future operating lease payments are as follows:

2007	$ 14,283
2008	14,283
2009	1,951

Note 7: Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Note 8: Income Taxes

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 9: Subordinated Borrowings -

The borrowings under subordination agreements at December 31,2006, consist of:

Subordinated Notes, 6% due March 31, 2008	$ 183,479
Subordinated Notes, 6% due June 5, 2008	40,000
Subordinated Note, 6% due July 15, 2008	25,000
Subordinated Note, 6% due July 31, 2008	50,000
	$ 298,479

Subordinated borrowings to a shareholder in the amount of $298,479 are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Security Exchange Commission's Uniform Net Capital rule.

END